As filed with the Securities and Exchange Commission on November 11, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTCS INC.

(Name of Subject Company (Issuer))

BTCS INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Series V Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

05581M503

(CUSIP Number of Class of Securities)

Charles Allen

Chief Executive Officer

303 W. Lancaster Ave #336

Wayne, PA 19087

(202) 430-6576

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian Bernstein, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.

3001 PGA Boulevard, Suite 305

Palm Beach Gardens, Florida 33410

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 3)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2026, as amended by Amendment No. 1 filed on November 5, 2026 and Amendment No. 2 filed on November 10, 2026 (together with any amendments and supplements thereto, the “Schedule TO”), by BTCS Inc., a Nevada corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash shares of its Series V Preferred Stock, par value $0.001 per share (the “Series V Shares” or the “Shares”), having an aggregate purchase price of up to $500,000, at a price per Share not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, through a procedure commonly referred to as a “modified Dutch auction,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2026, as amended and supplemented by the Supplement to the Offer to Purchase dated November 10, 2026 (the “Supplement”) (as so amended and supplemented and as further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(J) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed to correct the number of Series V Shares reported in the Schedule TO, the Offer to Purchase and the Supplement as held by the Company’s directors and executive officers, and the figures derived from that number. The Schedule TO and the Offer to Purchase reported that, as of October 23, 2026, the Company’s directors and executive officers beneficially owned 3,504,348 Series V Shares, representing approximately 22.4% of the 15,671,405 Series V Shares then outstanding. That number included only the Series V Shares held of record by those persons (including trusts for the benefit of the children of Charles W. Allen, the Company’s Chief Executive Officer) that they received in the Company’s June 2, 2023 dividend of Series V Shares to holders of its common stock, par value $0.001 per share (the “Common Stock”). It did not include (i) 965,158 Series V Shares issued to Mr. Allen and to Michael Prevoznik, the Company’s Chief Financial Officer, under the Company’s equity incentive plan in connection with restricted stock unit awards, of which 686,783 Shares have vested and 278,375 Shares remain subject to vesting, or (ii) 7,000 Series V Shares held in Mr. Allen’s individual 401(k) plan account. Including those Shares, the Company’s directors and executive officers held 4,476,506 Series V Shares as of October 23, 2026, representing approximately 28.6% of the outstanding Series V Shares, and holders other than the Company’s directors and executive officers held 11,194,899 Series V Shares, rather than 12,167,057 Series V Shares as previously reported.

The 972,158 Series V Shares described above were issued and outstanding on October 23, 2026 and were included in the 15,671,405 Series V Shares reported as outstanding on that date, so the number of Series V Shares outstanding is unchanged. This Amendment does not change the price range of $0.04 to $1.00 per Share, the $500,000 aggregate purchase price, the maximum number of Shares that may be purchased at any Purchase Price, the Expiration Date or any other term or condition of the Offer. At a Purchase Price of $0.04, the aggregate purchase price of all of the Shares held by holders other than the Company’s directors and executive officers is approximately $447,800, which remains less than $500,000, so that at that price every Share validly tendered would be purchased without proration; at any Purchase Price of $0.05 or more, proration remains possible. The Company’s directors and executive officers, including Mr. Allen and Mr. Prevoznik with respect to all of the Series V Shares they hold (including the Shares held in Mr. Allen’s 401(k) plan account), have advised the Company that they will not tender any Series V Shares in the Offer.

Except as specifically provided in this Amendment, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. The Offer remains scheduled to expire at 5:00 p.m., New York City time, on December 15, 2026, unless extended or earlier terminated. You should read this Amendment together with the Schedule TO, the Offer to Purchase, the Supplement and the Letter of Transmittal. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Item 2. Subject Company Information.

The second paragraph of Item 2(b) of the Schedule TO is amended by replacing the words “of which 3,504,348 Series V Shares are held by the Company’s directors and executive officers” with the words “of which 4,476,506 Series V Shares are held by the Company’s directors and executive officers”.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows. Page references are to the Offer to Purchase dated October 26, 2026; references to the Supplement are to the Supplement filed as Exhibit (a)(1)(J) to Amendment No. 2.

1. Cover Page

The paragraph added to the cover page of the Offer to Purchase by Section 1(b) of the Supplement (which begins “The number of Shares we will purchase depends on the Purchase Price”) is amended by replacing “12,167,057 Shares” with “11,194,899 Shares”.

2. Summary Term Sheet

(a) The second sentence of the answer to the question “What securities are being sought in the Offer?” is amended by replacing “3,504,348 Shares (approximately 22.4%)” with “4,476,506 Shares (approximately 28.6%)”.

(b) The sentence of Example 1 in the answer to the question “What is the lowest price I could receive, and how is the Purchase Price set?”, as added by Section 2(a) of the Supplement, that begins “Because the aggregate purchase price at $0.04” is replaced in its entirety with the following:

Because the aggregate purchase price at $0.04 of every Share held by holders other than our directors and executive officers (11,194,899 Shares) is approximately $447,800, which is less than $500,000, every Share tendered would be purchased without proration.

(c) The text added to the answer to the question “How many Shares will the Company purchase, and will there be proration?” by Section 2(b) of the Supplement is amended by replacing “12,167,057 Shares” with “11,194,899 Shares”.

(d) The second sentence of the answer to the question “Will the Company’s directors and executive officers tender their Shares?” is replaced in its entirety with the following:

As of October 23, 2026, our directors and executive officers as a group (six persons) beneficially owned 4,476,506 Series V Shares, representing approximately 28.6% of the outstanding Series V Shares.

3. Introduction

The paragraph of the Introduction that reads “Our directors and executive officers, who together hold approximately 22.4% of the outstanding Series V Shares, have advised us that they will not tender any Shares in the Offer. See Section 10.” is amended by replacing “22.4%” with “28.6%”.

4. The Offer, Section 1. Number of Shares; Purchase Price; Priority of Purchases; Proration; Expiration Date

(a) The second paragraph of Section 1 (which begins “As of October 23, 2026, there were 15,671,405 Series V Shares outstanding”) is amended by replacing all of the text of that paragraph that precedes the text added by Section 3(a) of the Supplement with the following:

As of October 23, 2026, there were 15,671,405 Series V Shares outstanding. Our directors and executive officers, who hold 4,476,506 of those Shares (approximately 28.6%), have advised us that they will not tender, so the Shares that could be tendered in the Offer are the approximately 11,194,899 Shares held by other holders. At the maximum price of $1.00, Shares having an aggregate purchase price of $500,000 would represent 500,000 Shares, or approximately 4.5% of the Shares held by holders other than our directors and executive officers. At the minimum price of $0.04, the aggregate purchase price of all such Shares would be approximately $447,800, less than the $500,000 cap, so that every Share validly tendered at a Purchase Price of $0.04 could be purchased without proration; at any Purchase Price of $0.05 or more, proration is possible.

(b) The text added to the paragraph captioned “How the Board set the range” by Section 3(b) of the Supplement is amended by replacing “(12,167,057 Shares, at an aggregate purchase price of approximately $486,700)” with “(11,194,899 Shares, at an aggregate purchase price of approximately $447,800)”.

(c) The paragraph captioned “Illustration” is amended by replacing “(approximately $486,700)” with “(approximately $447,800)”.

5. The Offer, Section 2. Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals

(a) The last sentence of the bullet point captioned “Reduction of potential dilution to holders of Common Stock” under “Purpose of the Offer” is amended by replacing “approximately 81%” with “approximately 80%”.

(b) The paragraph under “Certain Effects of the Offer” that begins “The Company’s directors and executive officers have advised the Company that they will not tender any Shares” is amended by replacing “(approximately 22.4% before the Offer)” with “(approximately 28.6% before the Offer)”.

6. The Offer, Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

(a) The first paragraph of Section 10 is replaced in its entirety with the following:

As of October 23, 2026, our directors and executive officers as a group (six persons) beneficially owned an aggregate of 4,476,506 Series V Shares, representing approximately 28.6% of the outstanding Series V Shares, and 12,228,271 shares of Common Stock, representing approximately 21.9% of the outstanding Common Stock. The names and beneficial holdings of our directors and executive officers are set forth in Schedule A. Of those Series V Shares, 3,504,348 Shares are held of record by our directors and executive officers and the trusts described below and were received in the June 2, 2023 dividend of Series V Shares to holders of Common Stock, 7,000 Shares are held in Mr. Allen’s individual 401(k) plan account, and 965,158 Shares were issued to Mr. Allen (694,444 Shares) and to Mr. Prevoznik (270,714 Shares) under our equity incentive plan in connection with restricted stock unit awards, as described below. The Series V Shares beneficially owned by our Chief Executive Officer include 1,300,000 Shares held by trusts for the benefit of Mr. Allen’s children, of which Mr. Allen is the trustee and has voting power. Each trust has advised us that it will not tender any Shares in the Offer.

(b) The second sentence of the second paragraph of Section 10 is amended by replacing “approximately 23%” with “approximately 30%”.

(c) The first sentence of the third paragraph of Section 10 (which reads “Certain of our directors and executive officers received Series V Shares as restricted stock awards under our equity incentive plan; 278,375 of such Shares remain subject to vesting.”) is replaced in its entirety with the following:

Under a resolution adopted by the Board on April 14, 2023, Series V Shares are distributed to holders of restricted stock units upon vesting, provided that they held those units on June 2, 2023, the date of the Series V dividend. Under that resolution, between January 2024 and January 2025 we issued an aggregate of 965,158 Series V Shares to Mr. Allen and Mr. Prevoznik in connection with the vesting of restricted stock units and the conversion of long-term incentive restricted stock units into restricted stock. Of those Shares, 686,783 have vested (520,833 held by Mr. Allen and 165,950 held by Mr. Prevoznik) and 278,375 are restricted stock that remains subject to vesting under the applicable award agreements (173,611 held by Mr. Allen and 104,764 held by Mr. Prevoznik), may not be sold or transferred until they vest and may be forfeited if the vesting conditions are not satisfied. Those restricted Shares are subject to the Company’s market capitalization exceeding $300 million for 30 consecutive days (the “Market Capitalization Condition”) and to certain time-based vesting conditions, in each case as provided in the applicable award agreement. None of those restricted Shares vested during the 60 days before the date of the Offer to Purchase, and the Company does not anticipate that any of them will vest within 60 days after October 23, 2026.

7. Schedule A — Information About the Directors and Executive Officers of the Company

The table in Schedule A and the footnotes to that table are replaced in their entirety with the following:

Name	Position	Series V Shares	% of Series V	Common Stock (2)	% of Common Stock
Charles Allen	Chief Executive Officer, Chairman and Director	4,096,521 (1)	26.1%	8,726,469	15.9%
Charles Lee	Director	48,540	*	186,886	*
Ashley DeSimone	Director	—	—	82,281	*
Chris Janis	Director	—	—	8,504	*
Michael Prevoznik	Chief Financial Officer	331,445 (3)	2.1%	2,145,456	4.0%
Benjamin Hunter	Chief Technology Officer	—	—	1,078,675	2.0%
All directors and executive officers as a group (6 persons)		4,476,506	28.6%	12,228,271	21.9%

* Represents beneficial ownership of less than 1% of the outstanding shares of the applicable class.

(1) Includes (i) 1,300,000 Series V Shares held by trusts for the benefit of Mr. Allen’s children, over which Mr. Allen has voting power, (ii) 694,444 Series V Shares issued to Mr. Allen under the Company’s equity incentive plan in connection with restricted stock unit awards, of which 173,611 Shares are restricted stock that remains subject to vesting, and (iii) 7,000 Series V Shares held in Mr. Allen’s individual 401(k) plan account.

(2) May include (i) shares of Common Stock held directly by the reporting persons, (ii) shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of the Measurement Date, and (iii) shares of Common Stock issuable upon the vesting or settlement of restricted stock units within 60 days of the Measurement Date.

(3) Includes 270,714 Series V Shares issued to Mr. Prevoznik under the Company’s equity incentive plan in connection with restricted stock unit awards, of which 104,764 Shares are restricted stock that remains subject to vesting.

Series V Shares that remain subject to vesting are held of record by the named person, are included in the 15,671,405 Series V Shares outstanding as of the Measurement Date and may not be sold or transferred until they vest.

8. Questions and Answers About the Offer

On November 11, 2026, the Company updated the Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender to reflect the corrections described in this Amendment, as set out in Exhibit (a)(1)(L) to this Amendment, which is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(1)(L)	Changes to Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender on November 11, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 11, 2026

BTCS Inc.

By:	/s/ Charles Allen
Name:	Charles Allen
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 26, 2026.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Questions and Answers About the Offer, as posted at www.btcs.com/seriesv-tender on October 26, 2026.
(a)(1)(G)*	Postcard mailed to holders of Series V Preferred Stock on or about November 2, 2026.
(a)(1)(H)**	Questions and Answers About the Offer, as updated and posted at www.btcs.com/seriesv-tender as of November 4, 2026.
(a)(1)(I)**	Form of postcard to holders of Series V Preferred Stock, revised to include the CUSIP number of the Series V Preferred Stock.
(a)(1)(J)***	Supplement to the Offer to Purchase, dated November 10, 2026.
(a)(1)(K)***	Changes to Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender on November 10, 2026.
(a)(1)(L)****	Changes to Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender on November 11, 2026.
(a)(2)-(4)	Not applicable
(a)(5)(i)*	Press Release, dated October 26, 2026.
(a)(5)(ii)**	Transcript of video, “BTCS Series V Preferred Stock Tender Offer,” posted on the Company’s YouTube channel and at www.btcs.com, together with the accompanying YouTube description and website text.
(a)(5)(iii)***	Press Release, dated November 10, 2026.
(b)	Not applicable
(d)*	Form of Consent, Waiver and Amendment Agreement, dated as of October 13, 2026, by and among BTCS Inc. and the holders of its Original Issue Discount Senior Secured Convertible Notes.
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table.

* Previously filed with the Schedule TO on October 26, 2026.

** Previously filed with Amendment No. 1 to the Schedule TO on November 5, 2026.

*** Previously filed with Amendment No. 2 to the Schedule TO on November 10, 2026.

**** Filed herewith.